Exhibit 99.1

For media enquiries please contact John Noble on Tel: 61 2 8274 5206 Mob: 0407 000 040. For investor/analyst enquiries please contact Steve Ashe on Tel: 61 2 8274 5246 or Mob: 0408 164 011

18 November 2004

James Hardie welcomes
asbestos legal costs review

James Hardie today welcomed the government’s announcement of its intention to conduct a review of current asbestos compensation arrangements in NSW. With the government now involved the company hopes to achieve an outcome suitable to all stakeholders.

It was acknowledged at today’s meeting between the company, the ACTU, asbestos support groups and the Government that there was substantial common ground between the parties.

Talks today centered mainly on the issue of gaining greater legal and administrative efficiencies in the current compensation system. James Hardie has consistently sought to have greater efficiencies built into the system. “We believe that for a sustainable solution, one that may have to operate for more than 40 years, there must be some action to reduce the escalating legal and administrative costs,” said Meredith Hellicar, Chairman of James Hardie.

“Additionally, such a review recognises the broad public impact and importance of asbestos compensation.”

“We are pleased with the Premier’s announcement and expect to make a submission to the review.”

James Hardie and the ACTU already have agreed a number of key points in facilitating a long-term compensation solution, which it is hoped may form the basis of a Heads of Agreement.

Attached: NSW Government News Release – dated 18 November 2004 (2 pages)

End

Media Enquiries:

John Noble
Telephone: 61 2 8274 5206
Mobile: 0407 000 040
Email: john.noble@jameshardie.com.au
Facsimile: 61 2 8274 5218

Investor and Analyst Enquiries:

Steve Ashe – Vice President, Investor Relations
Telephone: 61 2 8274 5246
Mobile: 0408 164 011
Email: steve.ashe@jameshardie.com.au

www.jameshardie.com

Disclaimer

This company statement contains forward-looking statements. Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should,” “aim” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are further discussed in our reports submitted to the Securities and Exchange Commission on Forms 20-F and 6-K and in our other filings, include but are not limited to: competition and product pricing in the markets in which we operate; general economic and market conditions; compliance with, and possible changes in, environmental and health and safety laws; dependence on senior management; the success of our research and development efforts; the supply and cost of raw materials; our reliance on a small number of product distributors; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; risks of conducting business internationally; changes in tax laws and treatments; and foreign exchange risks. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those contained in forward-looking statements. Forward-looking statements speak only as of the date they are made.

Thursday, 18 November 2004

Asbestos Legal Costs Review

The Premier of NSW, Mr Bob Carr, today announced the State Government would review the current asbestos compensation arrangements in NSW following a recommendation from the ACTU, Unions NSW and victims groups.

“This review will not consider a statutory scheme. It will examine ways to cut unnecessary legal and administrative costs in the current compensation system,” he said.

“The review will not consider reforms to existing arrangements which would impact on the rights of victims or their compensation payments.

“The review will protect victims’ rights,” Mr Carr said.

Mr Carr said the review would be conducted by the Cabinet Office and the Attorney-General’s Department. It will be a short, sharp review.

“Today’s announcement follows a meeting between ACTU secretary Greg Combet, Bernie Banton, union representatives and State Government representatives with James Hardie” Mr Carr said.

Mr Combet said he had recommended the Government undertake the review to break a deadlock in negotiations with James Hardie over victims’ compensation.

He rejected the James Hardie proposal as undermining current compensation arrangements.

“The James Hardie proposals would have impacted on all people claiming compensation through the NSW system, not just James Hardie victims,” Mr Combet said.

“They would also limit the ability of asbestos victims to access their common law rights and their ability to achieve fair compensation payments.”

Mr Combet said he has asked the NSW Government to become directly involved because it is the role of government to determine the appropriate compensation arrangements not James Hardie.

“It is not up to James Hardie to dictate the terms of any changes to the compensation system.

“I believe savings can be made without impacting on victims’ rights or their compensation.

“The ACTU has made detailed proposals to James Handie designed to achieve this,” Mr Combet said.

REVIEW TO REDUCE LEGAL AND ADMINISTRATIVE COSTS IN
DUST DISEASES COMPENSATION CLAIMS

BACKGROUND

The Report of the Special Commission of Inquiry into the Medical Research and Compensation Foundation conducted by Mr David Jackson QC identified that, while the existing common law system in New South Wales already included a number of procedures to increase the efficiency with which dust diseases compensation claims are resolved, further changes could be made to ensure that as much money as possible is available for claimants.

Following the release of Mr Jackson’s Report, the Premier requested Mr Greg Combet, Secretary of the Australian Council of Trade Unions, Mr John Robertson, Secretary of Unions NSW, and Mr Bernie Banton representing asbestos victims’ groups, to negotiate with James Hardie Industries NV to determine a means by which that company will ensure persons injured as a result of exposure to James Hardie asbestos products are fully compensated.

In the course of those negotiations, the issue of improving the efficiency with which dust diseases compensation claims are resolved has been canvassed. Messrs Combet, Robertson and Banton have identified that any changes to the existing system would affect all claimants and defendants. They have now recommended that the NSW Government initiates a review to identify cost-savings within the existing common law system without impacting adversely on claimants’ compensation rights. The NSW Government has agreed to establish this review.

TERMS OF REFERENCE

The review is to:

(a)	consider current processes for handling and resolving dust diseases compensation claims; and

(b)	identify ways in which legal, administrative and other costs can be reduced within the existing common law system in New South Wales.

The review will not consider any proposal:

•	to introduce a statutory scheme to resolve dust diseases compensation claims, or

•	which would adversely affect claimants’ compensation rights.

CONDUCT OF THE REVIEW

The review will be conducted by Mr Laurie Glanfield AM, Director-General of the Attorney General’s Department and Ms Leigh Sanderson, Deputy Director-General of The Cabinet Office.

An issues paper will be released shortly to assist in focusing submissions. Given the shortage of data in this area, it will be particularly important that submissions contain as much data as possible to assist in understanding any position being advocated.

The review will report to the Government early in 2005.